UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Next Thing Technologies Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12260

Delaware	84-2921567
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2180 Vista Way, Unit B #1096
Oceanside, CA	92054
(Address of principal executive offices)	(Zip Code)

(858) 371-3151
Issuer’s telephone number, including area code

Class A Common Stock, par value $0.00001 per share
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Next Thing,” “we,” “us,” “our,” or “the company” mean Next Thing Technologies Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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DESCRIPTION OF BUSINESS

Overview

Next Thing Technologies is an investment, research, development and technology company creating technology for personal, commercial and government use. Next Thing Technologies is seeking to be a crucial part of the energy solution. Next Thing Technologies mission is to build energy-resilient communities through sustainability and power decentralization.

The Problem

Throughout the day and seasons of the year, the demand on the energy grid to provide electricity to homes and businesses fluctuates. Those demands for energy are increasing, putting stress on our ability to provide power. For example, when people are home and it is hot outside, energy consumption goes up as consumers turn on their lights, TVs, air conditioners, and home appliances. This typically happens in most homes at about the same time, making the energy that is used during the peak hours more expensive as more of it is required. Because everyone is using electricity at the same time, the energy grid can be stressed to its breaking point and causes utilities to activate additional, often less efficient and more expensive power sources to meet the increased demand. This power is so inefficient that a growing number of utility providers are offering time-of-use plans to their residential customers to incentivize more electricity usage during off-peak times. Some electric companies even charge their customers a higher rate for peak electricity.

Solution: Next Bolt

Next Thing Technologies is making significant strides in developing an affordable, safe, and supply-stable energy storage solution called Next Bolt designed primarily for residential energy storage, optimizing home and business energy usage and enhancing grid stability; the technology also holds the potential to extend to a variety of applications, from electric vehicles to data centers.

Our team has deepened our expertise in sodium-ion battery chemistry, building up valuable institutional knowledge. We have tested numerous iterations of cell materials and designs, progressing from early challenges to achieving stable and promising results. Current pack prototypes are capable of high-power output, sophisticated testing is underway to ensure performance, longevity and safety under intensive use conditions.

While development is ongoing, our team remains encouraged by the potential for our current technology. In parallel with technical development, we are actively exploring manufacturing partnerships and developing intellectual property. Since our first prototype in 2021, each iteration has brought us closer to a scalable production model. While our timeline will adjust based on our fundraising achievements and the pace of our development work, our goal is to reach a compelling feature set enabling ideal market fit. We have been steadily progressing towards this milestone and once confirmed, we foresee a two-year journey through regulatory approvals and manufacturing. Potential risks and challenges remain in areas such as manufacturing scale-up, regulatory compliance, market adoption, competition, fundraising and supply chain. However, we believe that our innovative technology and marketing plans will allow us to navigate these hurdles.

We look forward to accelerating the global adoption of transformative energy storage solutions, with the potential to support applications from individual homes to grid-scale infrastructure. Through technical and commercial breakthroughs, Next Bolt aims to expedite the transition to a cleaner, more resilient energy future.

Growth Strategy

The company's growth is currently focused on financing, research, production, sales, distribution, partnerships and marketing of the Next Bolt. The company intends to use initial funds from this offering to market, finance, develop second generation prototypes and refine its go-to-market product. After research and development is done, we’ll use the money raised to start producing and selling and develop distribution deals and partnerships with companies.

In addition, we may encounter opportunities for strategic acquisitions of businesses or assets that would advance the business of the company. No such acquisitions have been identified as of the date of this offering circular.

Marketing

The company initially intends to sell Next Bolt through direct sales to electric grid operators, electricity storage operators, electricity generators, transmission owners or operators, commercial businesses and consumers. We are also planning to use distribution partnerships and direct-to-customer sales and marketing. We believe the market is unable to supply a product for pent up demand especially after the Inflation Reduction Act and its dramatic effect on the battery supply chain. We believe being a solid and scalable part of energy storage production will bring some level of demand on its own. For years, the Tesla Powerwall and other companies with similar products were unable to fill demand. If we are successful with distribution partnerships and direct-to-customer sales and marketing, we believe we will have momentum by tapping into market demand.

Market

Our target market consists of consumer (residential homes and rentals), commercial (fleet charging, data centers, utility and industrial storage) and government customers (energy infrastructure). To address the market, we plan to start by offering the most in demand part of our final product, establishing our brand for energy storage and allowing us to leverage these relationships to expand into bigger products and other market segments.

According to Precedence Research, the global energy storage system market is projected to reach $535 billion by 2033.

Competition

The company operates in a very competitive industry. Our competitors include Tesla, Powin, Enphase, Hitachi , Johnson Controls, LG, Samsung, GS Yuasa Corporation, EOS, Durapower, Toshiba Corporation and Samsung SDI.

We intend for many elements of the Next Bolt to be different from our competitors, such as the financing, pricing mechanism for how it works, profile, feature set, installation, and even potentially its safety. Currently, many batteries are currently sold with a large upfront payment. We hope to reach a distribution and financing model allowing customers to pay monthly while using the battery, rather than upfront. This makes it easier for someone to consider acquiring a battery, since they can reap the financial rewards of using energy storage while having that help pay for the technology. We aim to leverage engineering efficiencies, and in the future alternative chemistries, to make our unit more attractive as a purchase as well as, safer and more versatile for use in different settings than current batteries. Achieving better financing and safety are significant achievements that we believe would disrupt the market.

Raw Materials/Suppliers

The company plans to work with manufacturers in the production of Next Bolt. As of the date of this report, the company has tested but not yet chosen these manufacturers. Currently, Next Thing Technologies does not have any suppliers that will account for more than 5% of our expenses.

The battery industry and its suppliers face high demand from stationary storage, electric vehicles and other industries. This high demand leads to supply chain constraints and shortages of products. Novel battery chemistries and components may exacerbate this issue as the needed supply chains to produce these materials and components are not as developed yet.

Employees

We have 3 full-time employees and 0 part-time employees. Next Thing Technologies has a team of 16 contractors and advisers.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

The company is not aware of any regulations that it is subject to at this point. However, in the future we expect to be regulated by a number of regulations like the Residential Energy Storage System Regulations.

Intellectual Property

The company has applied for the following trademark:

Mark	U.S. Serial Number	Application Filing Date
NEXT BOLT	97396004	May 5, 2022

While the application remains active, it was suspended by the USPTO on July 6, 2023.

Effective protection of our intellectual property may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

The company is not currently engaged in any litigation and is not aware of any pending litigation.

The Company’s Property

The company does not currently own or lease any property, we utilize partners for their facilities and staff to help facilitate all needed R&D, prototyping and production. We have planned office and/or lab expansions depending on financing. With significant financing and acquisition of talent we might consider building our own facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the company’s Offering Circular.

Overview

Next Thing Technologies, Inc was formed on August 26, 2019 under the laws of the state of Delaware, and is headquartered in Oceanside, California. Next Thing is a research and development and technology company creating technology for personal, commercial and government use. Next Thing is developing Next Bolt, which we intend to be an affordable, modular, safe, and easier-to-install battery for individuals and businesses.

Results of Operations

Since its founding in 2019, the company has been supported by its founders and its Regulation Crowdfunding offering and focused on efforts related to the initial development of the company’s core product and has not yet begun generating revenues.

Operating Expenses

The company recorded total operating expenses of $1,434,785 for 2023 and $1,819,037 for 2022. Such expenses were composed of:

●	general and administrative expenses of $1,043,354 for 2023 and $383,605 for 2022; and

●	sales and marketing expenses of $391,431 for 2023 and $1,435,432 for 2022.

General and administrative expenses are comprised primarily of legal and contractor professional services and R&D fees. The decrease in our total operating expenses resulted largely from a year-over-year decrease in sales and marketing expenses resulting from a reduction in our marketing spend related to our Regulation Crowdfunding offering. These reductions were offset by a year-over-year increase to our general and administrative expenses resulting from contractor and employees, and R&D related expenses

Other Income (Expense)

Other expense consists of interest expense or income. Interest income for 2023 was $101,660 compared to interest expense of $8,848 for 2022.

Net Loss

Accordingly, the company’s net loss was $1,333,125 for 2023 and $1,827,885 for 2022.

Liquidity and Capital Resources

As of December 31, 2023, the company had $2,023,383 in cash and cash equivalents on hand. We have also recorded the value of our trademark as an intangible asset of the company, carried at $923.

To date, the company’s operations have been financed to date through loans and stock purchases from its founders. The loans are identified as long term liabilities of the company as of year-end 2021, with details of those loans and repayment discussed below under “Indebtedness”. These loans were repaid in 2022.

We believe that the proceeds from our current Regulation A offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 10 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Indebtedness

During 2020, the company received $60,000 in proceeds from its founders. In 2023 and 2022, the company received an additional $0 and $90,000, respectively, in proceeds. The loans bore interest at 5% per annum, were unsecured and were payable on its maturity at October 26, 2022 or upon a merger, acquisition or other change in control event. As of December 31, 2023, the outstanding principal was $0. During 2022, the outstanding principal of $230,000 was fully repaid. Interest expense was $0 and $8,848 for the years ended December 31, 2023 and 2022, respectively, all of which was accrued and unpaid as of December 31, 2021 and fully paid in 2022.

Equity Issuances

During the year ended December 31, 2023, the company initiated a Regulation A offering of its Class A Common Stock, of which a portion of this offering including selling Class B stockholders. The company issued 204,130 shares of Class A Common Stock at a price of $3.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $510,534. The company also received $83,507 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2023, and therefore recorded such as a current liability pending issuance of such shares. With this offering, the selling Class B shareholders sold 28,740 shares of Class A Common Stock, which were converted from Class B Common Stock in association with these sales. The proceeds from which of $86,220 were received by the company and remitted to the selling shareholders.

During the year ended December 31, 2022, the company completed a Regulation CF offering of its Preferred Stock. The company issued 2,620,394 shares of Preferred Stock at a price of $1.94 per share (subject to various bonus provisions reducing the effective price per share), for gross proceeds of $4,997,999. As a result of the offering, the Company issued an aggregate of 2,620,394 shares of Preferred Stock for net proceeds of $4,623,149.

On December 23, 2021, the company initiated the offering under Regulation Crowdfunding on the Wefunder funding portal, seeking to raise up to $5,000,000 by April 30, 2023. As of March 10, 2023, we have closed on investments totaling $4,997,999. The company closed its Regulation Crowdfunding offering on May 19, 2023.

Plan of Operations

Our primary goal for this year is fundraising to ensure success in what is typically a capital intensive industry. Following raising sufficient funds, we believe we will be able to focus on creating next generation prototypes, hiring key personnel, developing manufacturing and licensing, IP protection, tax credit and government incentive application, working on partnership and technology access, and research and development. The biggest obstacles in developing a next generation technology include raising and maintaining enough capital to develop the technology, doing R & D cost effectively, anticipating issues with our supply chain. We anticipate having a production model within three years but will not have a more accurate timeline until we’ve passed a few more milestones inn R&D. While innovation and R&D is inherently iterative and somewhat unpredictable, that is also what makes those advancements valuable and our team is very excited by our progress.,

Trend Information

In the views of management, the current global crises have put a focus on national security with relation to energy. In addition, everyone is seeing inflated energy prices down to a consumer level and increasing energy demands with electric vehicles and AI. As a result, interest in energy storage is increasing--if you are worried about rising energy prices, storing your own energy is seen as a potential solution. Further, infrastructure legislation has brought additional federal funding into the battery space, allowing for potential efficiencies when we are ready for production of Next Bolt.

We see a potential drawback as being increased competition in this space as more electric storage companies enter the market, which could result in competition for talent making it harder to hire research and development teams. Further, volatility of demand for lithium and other battery materials requires risk planning. This potentially makes it harder for us to enter into test markets. With increased costs and competition for talent, materials and manufacturing capacity, the timeline to launch products into market might be increased, which will affect our ability to spend money on R&D and other initiatives.

Additionally, with this additional competition there might be price pressure for our products. If the company is forced to engage in price wars to gain market share it might be compelled to lower its expenses in R&D and other parts of its operations.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Jason Adams	Chief Executive Officer	40	August 26, 2019 - Present	Full-time

Directors:
Jason Adams	Director	40	August 26, 2019 - Present	N/A

Jason Adams, CEO, Director

Jason Adams is an energy investor, dealmaker, leader, and growth expert. He has worked in software, technology, subscriptions, and product fulfilment. Mr. Adams was a growth consultant for High Sierra Media from 2021 to 2022, the Head of Growth for Globein from 2020 to 2021 and oversaw technology and publishing for Got Clicks from 2018 to 2020. During his first year in his most recent role as Head of Growth at fair trade company Globein, the company’s month over month revenue more than doubled. His crossover experience in managing technology, software, and subscription make him particularly capable to produce results in consumer facing technology sectors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2023, we compensated our sole executive officer as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Jason Adams	CEO	275,000		275,000

For the fiscal year ended December 31, 2023, we did not pay our director for his service as director. There is 1 director in this group.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class B Common Stock	First Holding Management LLC (2)	4,638,382	0	25.81%
Class B Common Stock	Jackson Investment Management LLC (3)	7,567,897	0	42.11%
Class B Common Stock	Salinity Ventures LLC (4)	5,764,981	0	32.08%
Preferred Stock	Next Thing Technologies I, a series of Wefunder SPV, LLC	2,620,394	0	100%
Class B Common Stock	Executive Officers and Directors as a Group	7,567,897	0	42.11%

(1)	The address of each beneficial owner is the company’s principal office.

(2)	First Holding Management LLC is wholly owned by Nick Urbani.

(3)	Jackson Investment Management LLC is wholly owned by Jason Adams, our CEO and sole director.

(4)	Salinity Ventures LLC is wholly owned by Markus Levin.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Since inception, Salinity Ventures LLC, which is controlled by a significant owner of the company, has loaned the company $100,000 in three separate transactions. Each of these loans bears annual interest at a rate of 5%. The loans mature on October 26, 2022, October 13, 2023, and February 8, 2024, respectively or upon merger, acquisition or other change in control event. These loans were paid in full on October 27, 2022.

Since inception, First Holding Management LLC, which is controlled by a significant owner of the company, has loaned the company $100,000 in three separate transactions. Each of these loans bears annual interest at a rate of 5%. The loans mature on October 26, 2022, October 13, 2023, and March 8, 2024, respectively or upon merger, acquisition or other change in control event. These loans were paid in full on October 27, 2022.

On March 10, 2022, Jackson Investment Management LLC, which is controlled by the company’s CEO and Director, loaned the company $30,000. This loan bears annual interest at a rate of 5%. The loan matures on March 10, 2024, or upon merger, acquisition or other change in control event. This loan was paid in full on December 06, 2022.

OTHER INFORMATION

We have no other information to disclose that was required to be in a report on Form 1-U.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

The balance sheet of Next Thing Technologies Inc. as of December 31, 2023 and 2022, and the statements of operations, changes in stockholders' deficit, and cash flows for the year then ended have been included in this Annual Report with the Independent Auditor's Report of Artesian CPA, LLC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

NEXT THING TECHNOLOGIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2023 and 2022

To the Board of Directors of

Next Thing Technologies, Inc.

San Francisco, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Next Thing Technologies, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $1,333,124 and $1,827,885 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had an accumulated deficit of $3,257,103. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

March 13, 2024

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

NEXT THING TECHNOLOGIES, INC.

BALANCE SHEETS

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$2,023,383	$2,740,942
Interest receivable	4,808	-
Prepaid expenses	-	5,710
Total current assets	2,028,191	2,746,652
Property and equipment, net	16,949	-
Intangible assets	923	923
Total assets	$2,046,063	$2,747,575

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$118,960	$8,405
Pending investments	83,507	-
Total liabilities	202,467	8,405

Commitments and contingencies

Stockholders’ equity:
Series Seed Preferred stock, $0.00001 par value, 2,620,394 shares authorized, 2,620,394 and 2,619,329 shares issued and outstanding as of December 31, 2023 and 2022, respectively; liquidation preference of $5,083,564 as of both December 31, 2023 and 2022	26	26
Undesignated Preferred stock, $0.00001 par value, 7,379,606 shares authorized as of December 31, 2023	-	-
Class A common stock, $0.00001 par value, 32,000,000 shares authorized, 204,130 and 0 shares issued and outstanding as of December 31, 2023 and 2022, respectively	2	-
Class B common stock, $0.00001 par value, 18,000,000 shares authorized, 17,971,260 and 18,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	180	180
Additional paid-in capital	5,100,492	4,662,943
Accumulated deficit	(3,257,104)	(1,923,979)
Total stockholders’ equity	1,843,596	2,739,170
Total liabilities and stockholders’ equity	$2,046,063	$2,747,575

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2023	2022

Revenues	$-	$-

Operating expenses:
General and administrative	1,043,354	383,605
Sales and marketing	391,431	1,435,432
Total operating expenses	1,434,785	1,819,037

Loss from operations	(1,434,785)	(1,819,037)

Other income (expense), net:
Interest income	101,660	-
Interest expense	-	(8,848)
Total other income (expense), net	101,660	(8,848)

Provision for income taxes	-	-
Net loss	$(1,333,125)	$(1,827,885)

Weighted average common shares outstanding - basic and diluted	18,042,355	18,000,000
Net loss per common share - basic and diluted	$(0.07)	$(0.10)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Series Seed		Common Stock				Additional		Total Stockholders’
	Preferred Stock		Class A		Class B		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances at December 31, 2021	-	$-	-	$-	18,000,000	$180	$59,820	$(96,094)	$(36,094)
Issuance of preferred stock, net of offering costs	2,619,329	26	-	-	-	-	4,603,123	-	4,603,149
Net loss	-	-	-	-	-	-	-	(1,827,885)	(1,827,885)
Balances at December 31, 2022	2,619,329	26	-	-	18,000,000	180	4,662,943	(1,923,979)	2,739,170
Adjustment of shares	1,065	-	-	-	-	-	-	-	-
Issuance of common stock pursuant to Regulation A offering	-	-	175,390	2		-	510,532	-	510,534
Issuance of Class A common stock sold by Class B shareholders			28,740	-	(28,740)	-	-	-	-
Offering costs	-	-	-	-	-	-	(72,983)		(72,983)
Net loss	-	-	-	-	-	-	-	(1,333,125)	(1,333,125)
Balances at December 31, 2023	2,620,394	$26	204,130	$2	17,971,260	$180	$5,100,492	$(3,257,104)	$1,843,596

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(1,333,125)	$(1,827,885)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,541	-
Impairment expense	-	20,000
Change in operating assets and liabilities:
Interest receivable	(4,808)	-
Prepaid expenses	5,710	(2,710)
Accounts payable and accrued expenses	110,555	7,198
Interest payable, related parties	-	(4,377)
Net cash used in operating activities	(1,220,127)	(1,807,774)
Cash flows from investing activities:
Acquisition of property and equipment	(18,490)	-
Intangible assets	-	(923)
Net cash used in investing activities	(18,490)	(923)
Cash flows from financing activities:
Proceeds from related party loans	-	90,000
Repayments of related party loans	-	(230,000)
Issuance of preferred stock, net of offering costs	-	4,623,149
Issuance of common stock pursuant to Regulation A offering	680,261	-
Passthrough of Regulation A proceeds to selling shareholders	(86,220)	-
Offering costs	(72,983)	-
Net cash provided by financing activities	521,058	4,483,149
Net change in cash and cash equivalents	(717,559)	2,674,452
Cash and cash equivalents at beginning of year	2,740,942	66,490
Cash and cash equivalents at end of year	$2,023,383	$2,740,942

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$13,225

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Next Thing Technologies, Inc. (the “Company”) is a corporation formed on August 26, 2019 under the laws of Delaware. The Company is creating and investing in solutions focused on energy storage and renewable energy technologies. The Company is headquartered in Oceanside, California.

As of December 31, 2023, the Company has not commenced planned principal sales of units and related operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, raising capital, marketing and brand building, partnership development, R&D, and testing of suppliers and manufacturers. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,333,125 and $1,827,885 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had an accumulated deficit of $3,257,104. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2023, there was $1,776,516 of cash in excess of federally insured limits or in uninsured money market accounts.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist primarily of trademarks purchased in September 2019. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company did not recognize any impairment charge during the year ended December 31, 2023. During the year ended December 31, 2022, the Company determined that indicators for impairment existed and accordingly recorded an impairment charge of $20,000 which was included in general and administrative expenses in the statements of operations.

Deferred Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the Company’s property and equipment. The Company’s equipment is depreciated over a useful life of 5 years.

The Company periodically assesses property and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If property and equipment is considered impaired, the impairment losses will be recorded on the statement of operations. The Company did not recognize any impairment losses during the year ended December 31, 2023.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items included stock options outstanding as of December 31, 2023 and 2022, and 2,620,394 shares of preferred stock outstanding as of December 31, 2023 (see Note 6).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment at December 31:

	December 31,
	2023	2022
Equipment	$18,490	$-

Less: Accumulated depreciation	(1,541)	-
Property and equipment, net	$16,949	$-

Depreciation expense was $1,541 and $0 for the years ended December 31, 2023 and 2022, respectively.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

5.	LOANS PAYABLE, RELATED PARTY

During 2020, the Company received $60,000 in proceeds from its founders. In 2023 and 2022, the Company received an additional $0 and $90,000, respectively, in proceeds. The loans bore interest at 5% per annum, is unsecured and is payable on its maturity at October 26, 2022 or upon a merger, acquisition or other change in control event. During 2022, the outstanding principal of $230,000 was fully repaid. As of December 31, 2023, the outstanding principal was $0. Interest expense was $0 and $8,848 for the years ended December 31, 2023 and 2022, respectively, all of which was accrued and unpaid as of December 31, 2021 and fully paid in 2022.

6.	STOCKHOLDERS’ EQUITY (DEFICIT)

As of December 31, 2023 and 2022, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of preferred stock, with 2,620,394 designated as Series Seed Preferred Stock. 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, all $0.00001 par value.

During the year ended December 31, 2023, the Company initiated a Regulation A offering of its Class A common stock, of which a portion of this offering including selling Class B stockholders. The Company issued 204,130 shares of Class A common stock at a price of $3.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $510,534. The Company incurred $72,983 in offering costs associated with this offering. The Company also received $83,507 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2023, and therefore recorded such as a current liability pending issuance of such shares. With this offering, the selling Class B shareholders sold 28,740 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds from which of $86,220 were received by the Company and remitted to the selling shareholders.

During the year ended December 31, 2022, the Company completed a Regulation CF offering of its preferred stock.  The Company issued 2,620,394 shares of preferred stock at a price of $1.94 per share (subject to various bonus provisions reducing the effective price per share), or gross proceeds of $4,997,999.  Additionally, the Company incurred $374,850, or 7.5% of the gross offering, as issuance costs.  As a result of the offering, the Company issued an aggregate of 2,620,394 shares of preferred stock for net proceeds of $4,623,149.

Each holder of Class A common stock will be entitled to one vote for each share of common stock held. Each holder of Class B common stock will be entitled to ten votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. Class B stockholders may convert shares of Class B common stock into shares of Class A common stock at the option of the holder at any time.

Holders of Series Seed Preferred Stock are entitled to various protective provisions, including dilution protected dividend rights ratable with common stockholders and conversion rights into Class A common stock at a dilution protected one-for-one rate at the holder’s option. Series Seed Preferred Stock is subject to mandatory conversion if and upon an initial public offering or upon a vote of the holders. Holders of Series Seed Preferred Stock have voting rights on an as converted basis with Class A common stock. Holders of Series Seed Preferred Stock are entitled to a liquidation preference of $1.94 per share, resulting in a liquidation preference of $5,083,564 as of December 31, 2023.

As of December 31, 2023, the Company had 204,130 shares of Class A common stock and 17,971,260 shares of Class B common stock outstanding. As of December 31, 2022, the Company had 18,000,000 shares of Class B common stock outstanding.

As of December 31, 2023 and 2022, the Company had 2,620,394 and 2,619,329 Preferred shares issued and outstanding, respectively.

2021 Equity Incentive Plan

On June 11, 2011, the Board approved and adopted the Company’s 2021 Equity Incentive Plan (the “Plan”) and reservation of 2,400,000 shares of Class A common stock for the Plan. There was 2,343,228 shares available for issuance under the Plan as of December 31, 2023 and 2022. During the years ended December 31, 2023 and 2022, 0 and 5,225 stock options were granted, respectively, pursuant to the Plan with an exercise price of $1.94 per share.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

The following is a summary of option activity pursuant to the Plan during the years ended December 31, 2023 and 2022.

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	103,094	$1.94	$-
Granted	5,225	1.94
Exercised	-	-
Forfeited	(51,547)	-
Outstanding as of December 31, 2022	56,772	$1.94	$-
Outstanding as of December 31, 2023	56,772	$1.94	$60,178

Exercisable as of December 31, 2023	32,217	$1.94	$34,150
Exercisable as of December 31, 2022	19,330	$1.94	$-

The options had a nominal fair value and accordingly, no stock-based compensation was recorded. Remaining unvested options as of December 31, 2023 vest over a remaining period of 22 months.

7.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $904,109 and $530,834, respectively, all of which pertaining to the Company’s net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the periods ended December 31, 2023 and 2022, cumulative losses through December 31, 2022 and no history of generating taxable income. Therefore, valuation allowances of $904,109 and $530,834 were recorded as of December 31, 2023 and 2022, respectively. Valuation allowance increased by $373,275 and $500,212 during the years ended December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $3,230,070 and $1,896,946, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2023 tax years remain open to examination.

8.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 13, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Restated Certificate of Incorporation (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-1_nextthing.htm)
2.2	Certificate of Designation (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-2_nextthing.htm)
2.3	Bylaws (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-3_nextthing.htm)
6.1	2021 Equity Incentive Plan (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex6-1_nextthing.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXT THING TECHNOLOGIES, INC.

By:	/s/ Jason Adams
Name:	Jason Adams
Title:	CEO

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Adams
Jason Adams, Principal executive officer,
Principal financial officer, Principal
accounting officer, and director
Date: April 25, 2024